UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

July 7, 2025

Date of Report (date of earliest event reported)

Cyclacel Pharmaceuticals, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	0-50626	91-1707622
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Level 10, Tower 11, Avenue 5, No. 8

Jalan Kerinchi, Kuala Lumpur, Malaysia 592000

(Address of principal executive offices) (Zip code)

(908) 517-7330

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CYCC	The Nasdaq Capital Market
Preferred Stock, $0.001 par value	CYCCP	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 7, 2025, Cyclacel Pharmeceuticals, Inc., a Delaware corporation (the “Company”), entered into amendment no. 1 (the “Amendment”) to the exchange agreement dated May 6, 2025 (the “Exchange Agreement”) among the Company, FITTERS Diversified Berhad, a Malaysian publicly listed company (“Fitters Parent”) and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned subsidiary of Fitters Parent (“Fitters”). Pursuant to the Exchange Agreement, the parties intended to effect a voluntary share exchange transaction (the “Transaction”) whereby Fitters Parent will exchange all of its ownership interest in Fitters representing 100% of all of the issued and outstanding capital shares of Fitters, for 19.99 percent of all of the issued and outstanding shares of common stock, par value $0.001, of the Company, on the closing date of the Transaction (the “Exchange Shares”).

The Amendment provides that in addition to the Exchange Shares, the Company will pay USD $1,000,000 or a mutually agreed upon amount at closing, to Fitters Parent as consideration under the Exchange Agreement. Additionally, the parties agreed to extend the Final Date (as defined under the Exchange Agreement) to September 30, 2025.

The following description of the terms and conditions of the Amendment and the transactions contemplated thereunder that are material to the Company does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated by reference into this Item 1.01.

Item 7.01 Regulation FD Disclosure

On July 7, 2025, the Company issued a press release announcing the execution of the Amendment. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information set forth in Item 7.01 of this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any of the Company’s filings with the Securities and Exchange Commission under the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Amendment No. 1 to Exchange Agreement dated July 7, 2025
99.1	Press release dated July 7, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Information about the Exchange and Where to Find It

This Current Report relates to a proposed transaction among the Company, Fitters Parent and Fitters. In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and that will constitute a prospectus with respect to shares of the Company’s common stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). The Company may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which the Company may file with the SEC. INVESTORS, FITTERS PARENT AND COMPANY STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY THE COMPANY WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Fitters Parent and Company stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents containing important information about the Company, Fitters and the proposed transaction that are or will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at www.cyclacel.com.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and certain of its directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed transaction will be set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction, which is expected to be filed with the SEC by the Company. Investors and Fitters Parent and Company stockholders are urged to read the Proxy Statement/Prospectus and other relevant documents that will be filed with the SEC by the Company carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Fitters and the Company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company can be obtained free of charge by directing a written request to Cyclacel Pharmaceuticals, Inc., at ir@cyclacel.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Exchange and the exchange of equity interests contemplated by the Exchange Agreement, the issuance of the Company’s common stock, the closing of the transaction and the expected filing of the proxy statement/prospectus by the Company. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of the Company and Fitters Parent to consummate the proposed transaction; (iii) the ability of the Company and Fitters to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against the Company, Fitters, Fitters Parent or their respective directors; (vi) possible disruptions from the proposed transaction that could harm the Company’s and/or Fitters’ respective businesses; (vii) the ability of the Company and Fitters to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect the Company’s or Fitters’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact the Company’s or Fitters’ ability to pursue certain business opportunities or strategic transactions; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiii) such other factors as are set forth in the Company’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in the Company’s Form 10-K for the fiscal year ended December 31, 2024. The Company can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, the Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025	Cyclacel Pharmaceuticals, Inc.

	By:	/s/ Datuk Dr. Doris Wong Sing Ee
	Name:	Datuk Dr. Doris Wong Sing Ee
	Title:	Chief Executive Officer

3